

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 24, 2013

<u>Via E-mail</u>
Richard Surber
President
Green Endeavors, Inc.
59 West 100 South
Second Floor
Salt Lake City, UT 84101

      Re: Green Endeavors, Inc.
             Preliminary Information Statement on Schedule 14C
             Filed March 22, 2013
             File No. 000-54018

Dear Mr. Surber:

      We completed our review of your filing on April 5, 2013. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                       Sincerely,

                                       /s/ Celeste M. Murphy for

                                       Larry Spirgel
                                       Assistant Director